GLOBEX

Globex Mining Enterprises Inc.

"At Home in North America"
(GMX: Toronto Stock Exchange)

02034332

02 MAY 22

Ref.: File No. 82-4025

SUPPL

April 25, 2002

PRESS RELEASE

GLOBEX ACQUIRES MAGUSI RIVER AND FABIE BAY MASSIVE SULPHIDE DEPOSITS, HEBECOURT TOWNSHIP, QUEBEC

Rouyn-Noranda, Quebec, GLOBEX MINING ENTERPRISES INC. (GMX: TSX), is pleased to announce that it has acquired 100% interest in the partially developed Magusi River (aka Iso Mine) and Fabie Bay (aka New Insco Mine) massive sulphide deposits in Hebecourt Township, Quebec. The deposits are approximately 50 km from Rouyn-Noranda and have good road access.

The mineral deposits which were previously owned by various interests and encumbered by multiple royalties are now owned outright by Globex with no underlying royalties attached. They are located within 1.5 km of each other and can now be exploited as a single mining operation depending upon acceptable metal prices. Both sulphide bodies have been extensively drilled to a depth of roughly 500 metres and both require some infill drilling and drilling to depth as well as exploration to locate new zones.

Data available to Globex indicates that the Fabie Bay deposit consists of 790,000 tons grading 2.70% Cu with gold and silver credits. The ore zone is accessible via an existing ramp and only an additional 80 metres of ramp is required to reach the bottom elevation of the previously defined ore zone. Approximately 215 metres of preparation work and development would be required before putting the deposit into production. Prior metallurgical test work suggests copper recovery will be approximately 92%.

Deeper drilling at the 400 to 500 metre levels has encountered wide zones of highly anomalous copper-zinc stringer mineralization with widths attaining 290 metres.

On the larger Magusi deposit, recent ore reserve studies propose the following ore resources figures:

dlw 5/29

West Zinc Zone - 1,382,591 tons (including 17% dilution) grading:			(Study 2000)
0.34% Cu	**6.61% Zn**	**0.06 oz/ton Au**	**1.09 oz/ton Ag**

FW Copper Zone - 1,625,303 tons (including 20% dilution) grading:			**(Study 1992)**
2.93% Cu	**0.07% Zn**	**0.01 oz/ton Au**	**1.03 oz/ton Ag**

East Zinc Zone - 228,179 tons (including 20% dilution) grading:			**(Study 1992)**
0.28% Cu	**5.28% Zn**	**0.02 oz/ton Au**	**0.35 oz/ton Ag**

Previous estimates from confidential sources suggest the polymetallic sulphide body contains 7,547,844 tons to a depth of approximately 525 metres. Widespread exploration drilling below the 500 metre level to a depth of approximately 700 metres shows that the mineralization continues with drill intersections such as the following:

HM-91-6 - 10.08% Zn / 2 metres;

HM-91-1 - 8.20% Zn and 1.02 oz/ton Ag / 3 metres;

HM-91-5 - 1.80% Cu / 23.6 metres (including 8.2% Cu and 1.79% oz/ton Ag over 2.1 metres).

For further information, contact:

Jack Stoch, P.Geo, President
Globex Mining Enterprises Inc.
146-14th Street
Rouyn-Noranda, Quebec (CANADA)
J9X 2J3

Tel.: (819) 797-5242
Fax: (819) 797-1470
Email: info@globexmining.com
URL: http://www.globexmining.com

Ref.: File No. 82-4025

GLOBEX

Globex Mining Enterprises Inc.

"At Home in North America"
(GMX: TSE)

April 9, 2002

PRESS RELEASE

MINISTER OF REGIONS, RÉMY TRUDEL, ANNOUNCES SUPPORT FOR GLOBEX'S MAGNESIUM-TALC PROJECT

Rouyn-Noranda, Quebec, GLOBEX MINING ENTERPRISES INC. (GMX: TSE), is pleased to report that Rémy Trudel, Minister of Regions in the Quebec Government, has announced today that subject to a detailing of expenditures as outlined in Globex's Scoping Study prepared by Hatch, the Government of Quebec will be prepared to make a written offer of participation with Globex in this project. The government's participation at this stage will consist of financial participation in the bankable feasibility study.

Globex had met recently with the Ministers Trudel and Gendron and representatives of four ministries involved in the economic development of Quebec. This announcement is the result of that meeting and at least 6 months of work with various specialists within the Quebec government.

Globex would like to thank the Quebec government for its quick analysis and evaluation of participation in this $1.5 billion mine-mill-smelter project planned for Rouyn-Noranda, Quebec and Timmins, Ontario.

Globex at the same time is in protracted discussion with the federal government and is awaiting completion of their analysis and evaluation.

For further information, contact:

Jack Stoch, President
Globex Mining Enterprises Inc.
146-14th Street
Rouyn-Noranda, Quebec (CANADA)
J9X 2J3

Tel.: (819) 797-5242
Fax: (819) 797-1470
Email: info@globexmining.com
URL: http://www.globexmining.com